UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T 103

(CUSIP Number)

October 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T 103

1.	Names of Reporting Persons Eddie J. Sullivan, PhD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,705,113 shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,705,113 shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,705,113 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.12% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,216,564 shares of Common Stock held directly by Dr. Sullivan and (ii) 488,549 shares issuable to Dr. Sullivan pursuant to options exercisable within 60 days from the date hereof. Excludes (i) 2,106,361 shares issued into escrow for his benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Dr. Sullivan has neither voting power nor dispositive power over the escrowed shares), and (ii) 197,374 restricted stock units that become vested upon achievement of certain stock price milestones.

(2)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is common stock, $0.0001 par value (“Common Stock”) of SAB Biotherapeutics, Inc. (the “Issuer” and formerly known as Big Cypress Acquisition Corp.), a Delaware corporation. The address of the principal executive offices of the Issuer is 2100 East 54th Street North, Sioux Falls, South Dakota 57104. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Eddie J. Sullivan (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is 2100 East 54th Street North, Sioux Falls, South Dakota 57104.

(c)

Dr. Sullivan is a Director and the President and Chief Executive Officer of the Issuer. The Issuer is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal and monoclonal antibodies. The Issuer’s principal executive offices are located at 2100 East 54th Street North, Sioux Falls, South Dakota 57104.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Except as set forth in the following paragraph, the Reporting Person acquired the Common Stock of the Issuer as reflected in this Schedule 13D and the options to purchase Common Stock of the Issuer as reflected in this Schedule 13D pursuant to that certain Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Issuer (then known as Big Cypress Acquisition Corp.), Big Cypress Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of BCYP (“Merger Sub”), and SAB Biotherapeutics, Inc., a Delaware corporation (“OLD SAB”). Pursuant to the Business Combination Agreement, a business combination between Merger Sub and OLD SAB was effected and OLD SAB became a wholly owned subsidiary of Issuer (the “Business Combination”). On the closing date, the Issuer changed its name from Big Cypress Acquisition Corp. to SAB Biotherapeutics, Inc.

On October 7, 2021, Dr. Sullivan used personal funds to purchase 2,800 shares of the Issuer on the open market at a price of $10.07 per share.

Item 4. Purpose of Transaction

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person is filing this Schedule 13D because the Common Stock was acquired in connection with the consummation of the Business Combination. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock of the Issuer or dispose of some or all of the shares of Common Stock of the Issuer that he may own from time to time.

(a)	Dr. Sullivan has been granted options to purchase up to 488,549 shares of the Issuer’s common stock. At the time of this Statement, 488,549 options are exercisable within the next 60 days.

Dr. Sullivan is a Director, President and Chief Executive Officer of the Issuer. In such capacity, Dr. Sullivan has an active role in the Issuer’s management and may have general knowledge to activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Person’s aggregate beneficial ownership percentage is approximately 13.12% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 43,474,779 shares of Common Stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.
(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
(c)	Except as described in Items 7, 8, 9, 10 and 11 on the cover pages of this filing, and as set forth in Item 3 of this filing, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, Big Cypress Holdings LLC and certain other stockholders of OLD SAB, including the Reporting Person, entered into an Amended and Restated Registration Rights Agreement which provides certain customary registration rights and subjects the shares of Common Stock including shares held by the Reporting Person to a lock-up period for 180 days after closing of the business combination, during which such parties may not transfer any shares of Common Stock.

Options

(a)	Dr. Sullivan has been granted options to purchase up to 488,549 shares of the Issuer’s common stock. At the time of this Statement, 488,549 options are exercisable within the next 60 days.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021

By:	/s/ Eddie J. Sullivan
Eddie J. Sullivan